Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 ― Name and Address of Company

InterOil Corporation (“InterOil”)
Suite 300-204 Black Street

Whitehorse, Yukon, Canada

Item 2 ― Date of Material Change

May 20, 2016 (Singapore time).

Item 3 ― News Release

On May 20, 2016 (Singapore time), InterOil and Oil Search Limited (“Oil Search”) jointly issued a news release through the newswire services of PR Newswire, a copy of which is attached as Schedule “A” hereto and is available under InterOil’s profile on SEDAR at www.sedar.com.

Item 4 ― Summary of Material Change

On May 20, 2016 (Singapore time), InterOil and Oil Search announced that they had signed a definitive agreement (the “Arrangement Agreement”) under which Oil Search will acquire all of the outstanding common shares (“Common Shares”) of InterOil. The transaction will be carried out pursuant to a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon).

Item 5 ― Full Description of Material Change

See attached news release.

On May 20, 2016 (Singapore time), InterOil and Oil Search entered into the Arrangement Agreement. The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been filed separately by InterOil with the Canadian securities regulators and is available on SEDAR at www.sedar.com. Unless indicated otherwise, references to “Sections” or “Articles” are to the applicable provisions in the Arrangement Agreement and capitalized terms used but not otherwise defined shall have the meanings specified in the Arrangement Agreement.

Arrangement

Under the terms of the Arrangement, holders of InterOil common shares (“Shareholders”) and restricted share units (together with Shareholders, “Securityholders”) will have the ability to choose whether to receive, in exchange for each Common Share, either: (i) 8.05 shares of Oil Search; or (ii) a cash amount equal to the product of 8.05 and the 5-day volume weighted average price of Oil Search’s shares on the Australian Stock Exchange (the “ASX”) calculated as of the date anticipated to be the third business day prior to closing (converted to U.S. dollars applying the USD/AUD exchange rate published by the Reserve Bank of Australia as at 10am (Sydney time) on the date following such calculation date) subject to proration if cash elections exceed USD$770 million. In addition, pursuant to the Arrangement, each Securityholder will also receive, in exchange for each Common Share and restricted share unit, a CVR which will represent the right to receive a contingent payment in accordance with the terms and conditions of the CVR Note Deed Trust (the “CVR Agreement”).

Representations and Warranties

InterOil and Oil Search have each provided certain customary representations and warranties in the Arrangement Agreement. Many of InterOil’s representations and warranties are qualified by reference to Company Material Adverse Effect. In addition, all of InterOil’s representations and warranties are qualified by information contained in an electronic data room hosted by InterOil, the disclosure letter provided to Oil Search and by reference to InterOil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information). Similarly, the representations and warranties provided by Oil Search are qualified by reference to Oil Search’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information).

Neither Party’s representations and warranties survive closing of the Arrangement and, accordingly, neither Party would be entitled to seek indemnification for breaches of representations and warranties that are discovered following closing. However, breaches of representations and warranties that are discovered prior to closing may, in certain limited circumstances, permit a Party to not proceed with the Arrangement.

Ordinary Course of Business Covenants

The Arrangement Agreement provides that, until the closing of the Arrangement or the termination of the Arrangement Agreement, InterOil and its Subsidiaries will conduct its and their businesses in the ordinary course, consistent with past practice, and will, among other things, use commercially reasonable efforts to preserve intact its and their present business organization and goodwill. In addition to this general covenant, InterOil has also agreed to certain specific covenants, which, among other things, restrict the ability of InterOil to issue Common Shares (or securities convertible into Common Shares), declare dividends or distributions, encumber or sell assets, reorganize, amalgamate or merge with any other Person, amend, modify or terminate certain material contracts, grant increases in compensation or severance entitlements, incur or guarantee any additional indebtedness or make capital expenditures, in each case, where applicable, subject to certain thresholds and/or exceptions.

Governance Arrangements

Following the closing of the Arrangement, the board of directors of Oil Search will include one director of InterOil who will be mutually agreed upon by InterOil and Oil Search.

Operational Matters

The Arrangement Agreement provides that Oil Search will cause its Subsidiaries to support, and not obstruct or delay, the drilling of the Antelope-7 well, including voting in favor of the Antelope-7 well when it is first proposed at an Operating Committee Meeting convened by the operator of the PRL 15 joint venture.

Non-Solicitation Covenant and Change of Recommendation and Match Rights

Non-Solicitation

Except as expressly provided in Section 5.7 [Non-Solicitation], InterOil shall not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of InterOil or of any of its Subsidiaries (collectively, “Representatives”): (i) solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal; (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the provisions contained in Section 5.7 [Non-Solicitation]); (iii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of Section 5.7 [Non-Solicitation]); (iv) waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause (iv)); (v) accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(d)(i) [Discussions Regarding Unsolicited Acquisition Proposals]); or (vi) make a Company Change in Recommendation (as defined below).

Change in Recommendation

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and Oil Search, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so: (i) the board of directors of InterOil (the “Board”) has concluded in good faith, after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal; (ii) InterOil has complied, in all material respects, with its applicable obligations set forth in Section 5.7 [Non-Solicitation]; (iii) three (3) days (the “Response Period”) has elapsed from the time InterOil gave notice of the Acquisition Proposal to Oil Search and, if Oil Search has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals (as described below and set forth in Section 5.7(f)), the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal; and (iv) InterOil has given Oil Search at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (A) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (B) identifying the third party making the Superior Proposal and include a copy thereof and any amendments thereto.

Match Right

During the Response Period, Oil Search may propose to amend the terms of the Arrangement Agreement. InterOil will negotiate in good faith and the Board will review any proposal by Oil Search to amend the terms of the Arrangement Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether Oil Search’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders will constitute a new Superior Proposal and a new three (3) day period shall commence. If the Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with Oil Search reflecting such proposed amendments.

Definition of “Acquisition Proposal” and “Superior Proposal”

For purposes of the Arrangement Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only InterOil and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of InterOil and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole (which assets may include equity interests in InterOil’s Subsidiaries) (ii) 15% or more of any voting or equity securities of InterOil; or (iii) any of InterOil’s participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of InterOil; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving InterOil and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of InterOil or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under the Arrangement Agreement or the Arrangement.

For purposes of the Arrangement Agreement, a “Superior Proposal” means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of InterOil or its Subsidiaries made after the date hereof from a Person (other than Oil Search): (a) in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available; (b) that the Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal; (c) that did not arise out of or relate to a breach of Section 5.7 [Non-Solicitation]; (d) that is not subject to any due diligence (except for confirmatory due diligence) or access condition; and (e) in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to clause (i) below and their financial advisors with respect to clause (ii) below ) that: (i) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement.

Conditions Precedent to the Consummation of the Arrangement

Mutual Conditions Precedent

InterOil and Oil Search are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of InterOil and Oil Search:

1.	The Requisite Approval shall have been obtained at the Company Meeting in accordance with the Interim Order.

2.	The Interim Order and the Final Order have been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to InterOil or Oil Search acting reasonably, on appeal or otherwise.

3.	No Governmental Entity has enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

4.	The Regulatory Approvals have been obtained.

5.	Oil Search has delivered evidence to InterOil that the Oil Search shares issuable pursuant to the Arrangement shall be approved for listing on the ASX and, if required, the Port Moresby Stock Exchange.

6.	The Oil Search shares to be issued pursuant to the Arrangement have been allotted by the board of directors of Oil Search conditional only on completion of the Arrangement and such Oil Search shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption.

7.	The CVR Agreement has been duly executed and delivered by Oil Search and the trustee under the CVR Agreement (or, if agreed by the parties in accordance with Section 2.15 [ASX Listing and Potential Amendments], an alternative definitive agreement providing for the terms of the CVRs shall have been duly executed and delivered by the parties thereto) and be in full force and effect.

Conditions Precedent to the Obligations of Oil Search

The obligation of Oil Search to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of Oil Search and may be waived by Oil Search:

1.	All covenants of InterOil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by Oil Search shall have been duly performed or complied with by InterOil in all material respects.

2.	The representations and warranties of InterOil set forth in (i) Section 3.1(g)(i) [Authorized and Outstanding Capital], Section 3.1(dd)(ii) [Designated Licences] and Section 3.1(dd)(iii) [Obligations under Designated Licences] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and (ii) Article 3 [Representations and Warranties of InterOil], other than those to which clause (i) above applies, shall be true and correct in all respects (disregarding any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect.

3.	Since the date of the Arrangement Agreement, there shall not have occurred a Company Material Adverse Effect.

4.	No action, suit or proceeding against Oil Search or InterOil or their respective Subsidiaries shall have been taken by any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency (domestic or foreign) and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would result in a Parent Material Adverse Effect (measured as if the Arrangement had been consummated) or would materially impede the ability of the Parties to complete the Arrangement.

5.	Shareholders holding not more than 33⅓% of the Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights.

Conditions Precedent to the Obligations of InterOil

The obligation of InterOil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of InterOil and may be waived by InterOil:

1.	All covenants of Oil Search under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by InterOil shall have been duly performed or complied with by Oil Search in all material respects.

2.	The representations and warranties of Oil Search set forth in (i) Section 4.1(f)(i) [Authorized and Outstanding Capital] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement, (ii) Section 4.1(w)(i) [Memorandum of Understanding with Total] shall be true and correct in all material respects as of the date of the Arrangement Agreement and (iii) Article 4 [Representations and Warranties of Oil Search], other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding any materiality or Parent Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Parent Material Adverse Effect.

3.	Since the date of the Arrangement Agreement, there shall not have occurred a Parent Material Adverse Effect.

4.	Oil Search shall have deposited the Consideration with the Depositary in accordance with Section 2.11 [Payment of Consideration].

5.	Oil Search shall have delivered evidence to InterOil that the CVRs shall at the Effective Time be approved for listing on a Qualified Exchange or shall have complied with its obligations under Section 2.15 [ASX Listing and Potential Amendments], including using its commercially reasonable efforts to ensure that the CVRs are listed on a Qualified Exchange, or if the CVRs cannot be listed, to ensure the availability of appropriate exemptions from the U.S. Securities Act and the U.S. Exchange Act with respect to the CVRs.

Termination

Subject to applicable notice and cure provisions, the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(a)	by mutual written agreement of InterOil and Oil Search;

(b)	by either InterOil or Oil Search, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that the right to terminate the Arrangement Agreement under Section 7.2(a)(ii)(A) [Effective Time has not Occurred before Outside Date] will not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	any condition in Section 6.1 [Mutual Conditions Precedent], other than the condition in Section 6.1(a) [Requisite Approval Obtained at the Company Meeting], becomes incapable of being satisfied by the Outside Date, except that the right to terminate the Arrangement Agreement under Section 7.2(a)(ii)(B) [Mutual Conditions Precedents not Satisfied] will not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(iii)	the Requisite Approval has not been obtained after a vote of the Securityholders at the Company Meeting in accordance with the Interim Order.

(c)	by Oil Search, if:

(i)	prior to the Requisite Approval having been obtained: (1) the Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to Oil Search, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven days shall not be considered an adverse modification or qualification), unless Oil Search shall have breached a covenant under the Arrangement Agreement in such a manner that InterOil would be entitled to terminate the Arrangement Agreement in accordance with Section 7.2(a)(ii)(B) [Mutual Conditions Precedents not Satisfied] or Section 7.2(a)(iv) [Breach of Oil Search’s Representations, Warranties or Covenants]; or (2) the Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal ((1) and (2) collectively a “Company Change in Recommendation”); or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of InterOil set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Conditions Precedent to the Obligations of Oil Search] not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, and provided that Oil Search is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Conditions Precedent to the Obligations of Oil Search] not to be satisfied; or

(iii)	if InterOil is in material breach of any of InterOil’s covenants or obligations in Section 5.7 [Non-Solicitation], and such breach has not been cured within ten days following delivery of written notice by Oil Search to InterOil of such breach.

(d)	by InterOil, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Oil Search set forth in the Arrangement Agreement shall have occurred that would cause the conditions set forth in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Conditions Precedent to the Obligations of InterOil] not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, and provided that InterOil is not then in breach of the Arrangement Agreement so as to cause any condition in Section 6.1 [Mutual Conditions Precedent] or Section 6.3 [Conditions Precedent to the Obligations of InterOil] not to be satisfied; or

(ii)	it wishes to enter into a binding written agreement with respect to a Superior Proposal, subject to compliance with Section 5.7 [Non-Solicitation] in all material respects.

Termination Fee and Reverse Termination Fee

Company Termination Fee Payable by InterOil

For the purposes of the Arrangement Agreement, “Company Termination Fee” means an amount equal to $60,000,000 and “Company Termination Fee Event” means the termination of the Arrangement Agreement:

(a)	by Oil Search pursuant to Section 7.2(a)(iii)(A) [Company Change in Recommendation] (but not including a termination by Oil Search pursuant to Section 7.2(a)(iii)(A) [Company Change in Recommendation] in circumstances where the Company Change in Recommendation resulted from the occurrence of a Parent Material Adverse Effect);

(b)	by the Company pursuant to Section 7.2(a)(iv)(B) [Superior Proposal];

(c)	by either Party pursuant to Section 7.2(a)(ii)(A) [Effective Time has not Occurred before Outside Date] or Section 7.2(a)(ii)(C) [Requisite Approval not Obtained], but only if:

(i)	prior to such termination (in the case of Section 7.2(a)(ii)(A) [Effective Time has not Occurred before Outside Date]) or prior to the Company Meeting (in the case of Section 7.2(a)(ii)(C) [Requisite Approval not Obtained]), a bona fide Acquisition Proposal for InterOil shall have been made or publicly announced by any Person other than Oil Search; and

(ii)	within 12 months following the date of such termination, (A) InterOil or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated or (B) an Acquisition Proposal shall have been consummated.

For purposes of this clause (c), the term “Acquisition Proposal” shall have the meaning assigned to such term above, except that a reference to “15%” in such definition shall be deemed to be a reference to “50%”, and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of clause (a)(iii) of the definition of Acquisition Proposal [Acquisition Proposal for a Designated Licence], unless the Acquisition Proposal referred to in clause (i) or (ii) above was made or publicly announced prior to the termination of this Agreement or the Company Meeting, as applicable, by any Person other than Oil Search).

(d)	by Oil Search, pursuant to Section 7.2(a)(iii)(C) [Breach of InterOil’s Non-Solicitation Covenants].

Parent Termination Fee Payable by Oil Search

For the purposes of the Agreement, “Parent Termination Fee” means an amount equal to $60,000,000 and “Parent Termination Fee Event” means the termination of the Arrangement Agreement by:

(a)	InterOil pursuant to Section 7.2(a)(iv)(A) [Breach of Oil Search’s Representations, Warranties or Covenants] (relating to a failure of the condition set forth in Section 6.3(b)(ii) [Accuracy of Representations Regarding the Memorandum of Understanding with Total] to be satisfied); or

(b)	InterOil or Oil Search pursuant to Section 7.2(a)(ii)(A) [Effective Time has not Occurred before Outside Date], but only if, at the time of such termination, the condition in Section 6.3(e) [CVR not Listed on a Qualified Exchange] has not been satisfied or waived and all other conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Conditions Precedent to the Obligations of Oil Search] (other than those conditions that by their terms are to be satisfied at the Effective Time) have been satisfied and waived.

Item 6 ― Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 ― Omitted Information

None.

Item 8 ― Executive Officer

Inquiries in respect of the material change referred to herein may be made to:
Singapore Michael Lynn Senior Vice President Investor Relations T: +65 6507 0222 E: michael.lynn@interoil.com	Singapore David Wu Vice President Investor Relations T: +65 6507 0222 E: david.wu@interoil.com	United States Cynthia Black Investor Relations North America T: +1 212 653 9778 E: cynthia.black@interoil.com

Item 9 ― Date of Report

May 29, 2016 (Eastern time).

Schedule “A”

Oil Search and InterOil Announce Agreements Creating a Platform to Optimise Further LNG Development

SINGAPORE and PORT MORESBY, Papua New Guinea, May 20, 2016 /PRNewswire/ --

  Oil Search and InterOil are pleased to announce that Oil Search proposes to acquire 100% of InterOil (the InterOil Transaction). The InterOil Transaction, which combines two highly complementary companies and offers compelling financial and strategic upside potential for both InterOil and Oil Search shareholders, has been unanimously approved by both boards. The InterOil board unanimously recommends InterOil shareholders approve the InterOil Transaction
  The consideration for InterOil shareholders comprises 8.05 Oil Search shares plus a Contingent Value Right (CVR)[1] for each InterOil share:
    The implied transaction value of the Oil Search share component of the consideration is US$40.25[2] per InterOil share, for a total transaction value of approximately US$2.2[3] billion, which represents a significant premium to InterOil's recent trading prices
    In addition, the CVR entitles holders to a contingent cash payment that is linked to the volume of 2C hydrocarbon gas resource certified to be contained in the Elk-Antelope fields. Each CVR will deliver approximately US$6.05 per InterOil share for each tcfe above 6.2 tcfe gross certified 2C resource in the Elk-Antelope fields, and will be paid in cash upon completion of the certification process. The CVR provides InterOil shareholders with an uncapped additional payment, depending on the size of the certified 2C resources in the Elk-Antelope fields
    Oil Search will also provide InterOil shareholders with a cash alternative for the share component, up to a total of US$770 million, with any cash not taken up by InterOil shareholders to be applied to an Oil Search share buyback following completion of the InterOil Transaction in order to reduce dilution for Oil Search shareholders
  In a separate agreement, Oil Search and Total have executed a Memorandum of Understanding (the Total MoU), under which Oil Search will sell to Total, for cash, 60% of the interest acquired from InterOil in Petroleum Retention Licence (PRL) 15 and 62% of InterOil's exploration assets, subject to closing of the InterOil Transaction and entry into definitive documentation with Total, thereby de-risking the acquisition of InterOil
  Following completion of the InterOil Transaction and the Total MoU (the Agreements), Oil Search's interest in the Papua LNG Project will increase to 29.0% and Total's stake will increase to 48.1% (assuming the PNG government exercises its back-in rights of 22.5%)
  The strategically important Agreements will position the enlarged Oil Search to deliver immediate and material long term value and financial benefits for the shareholders of both Oil Search and InterOil:
    In addition to the significant upfront premium, InterOil shareholders will gain access to the world-class PNG LNG Project, Oil Search's existing stake in the Papua LNG Project, and the potential benefits that are expected from cooperation and/or integration between these two projects
    Oil Search achieves alignment through complementary significant interests in two world-class LNG Projects
    Oil Search's shareholders gain an increased interest in the Papua LNG Project providing the potential to double production by 2022-2023 and growth upside from surrounding exploration acreage while maintaining a strong and flexible balance sheet
    The Agreements provide a pathway to optimise cooperation and/or integration between the Papua LNG Project and the PNG LNG Project driving capital efficiency, superior returns and NAV per share accretion for Oil Search shareholders
    The Agreements provide additional scale to Oil Search, leveraging its high quality, low cost production base, balance sheet strength, excellent growth opportunities and leading in-country relationships
  The InterOil Transaction is expected to close in the third quarter of 2016, subject to InterOil shareholder and court approvals and other customary closing conditions

InterOil Corporation (NYSE: IOC, POMSoX: IOC) (InterOil) and Oil Search Limited (ASX:OSH, POMSoX: OSH) (Oil Search) today announced that they have signed a definitive agreement under which Oil Search will acquire all of the outstanding shares of InterOil.

The InterOil Transaction offers InterOil shareholders the option to receive shares in Oil Search at a significant implied premium to the current InterOil share price, or a cash alternative of up to a total of US$770 million (subject to a pro rata scaleback). In addition, under either scenario, the consideration includes a CVR, which entitles holders to a contingent cash payment that is linked to the volume of 2C hydrocarbon gas resource certified to be contained in the Elk-Antelope fields. The CVR will deliver additional cash of approximately US$6.05 per InterOil share for each tcfe of gross certified gas resources above 6.2 tcfe within the Elk-Antelope fields.

The transaction will result in the combination of two highly complementary companies, offering compelling financial and strategic upside potential for InterOil and Oil Search shareholders.

The combination will create a major independent PNG oil and gas champion and is expected to facilitate cooperation and/or integration of the Papua LNG Project and the PNG LNG Project, unlocking significant value for all stakeholders.

The aggregate consideration for InterOil shareholders, comprising the share consideration and the CVR, implies a significant premium to the InterOil share price, with potentially uncapped upside through the CVR depending on the certified size of the Elk-Antelope resource.

Further, InterOil shareholders will hold an interest in Oil Search's asset base and dividend stream, including the world-class PNG LNG Project and Oil Search's existing stake in PRL 15, and the significant potential benefits that are expected from cooperation and/or integration of, the PNG LNG Project and the Papua LNG Project.

As announced separately, Oil Search has signed a MoU with Total SA (Total) to sell down 60% of the interest acquired from InterOil in PRL 15 and 62% of InterOil's exploration assets (including PRL 39 and four exploration licences). The terms of the sell down will be consistent with the terms of the InterOil Transaction and reflect each party's ownership interest.

Commenting on the Agreements, Oil Search Chairman Rick Lee said:

"Oil Search believes that the acquisition of InterOil represents an excellent outcome for InterOil and Oil Search shareholders and enables both companies to benefit from the value created through the commercialisation of the gas resources in PRL 15. We look forward to welcoming InterOil shareholders onto our register and, together, continuing to grow in PNG."

InterOil Chairman Chris Finlayson said:

"The InterOil board has thoroughly considered this transaction and we believe it delivers significant value to all InterOil shareholders through the opportunity to benefit from ownership of shares in the combined entity at a significant implied premium to the current InterOil share price, while maintaining exposure to the value upside from the certification of Elk-Antelope. In addition, the transaction will enable InterOil shareholders to continue to benefit from the value created through the commercialisation of gas resources along with exposure to Oil Search's portfolio of high quality assets."

Compelling strategic rationale for combined entity
Oil Search and InterOil believe that a combination of the companies will deliver significant benefits to the combined shareholder base.

The Agreements deliver on Oil Search's key strategic objective of commercialising its Highlands and Gulf gas resources, where Oil Search has a major competitive advantage based on its long history of operating in PNG.

The combination of the companies will increase Oil Search's exposure to the world-class Papua LNG Project, which is expected to be the next major LNG development in PNG, as well as strengthening Oil Search's exploration portfolio in the Gulf Province of PNG, which is highly prospective for gas and complements its existing PNG acreage position.

The Agreements are expected to deliver significant value for InterOil, Oil Search and Total shareholders by establishing an aligned partnership. The combined entity and Total expect to focus on development of the Papua LNG Project and to pursue cooperation and/or integration opportunities with the PNG LNG Project, including the possibility of bringing in new partners. Oil Search and InterOil believe the use of existing infrastructure and co-location of plant sites will potentially drive material capex and operating cost savings plus anticipated schedule acceleration, maximising returns for all stakeholders, including the PNG Government, landowners and co-venturers.

Generating maximum shared value through working together is particularly important with extended low oil and gas prices and a challenging near term LNG supply environment.

Oil Search's pro-forma net debt following completion of the Agreements will decrease to approximately US$3.0bn, or approximately US$300m lower than prior to the InterOil Transaction, with liquidity increasing by the same amount[4]. This is more than sufficient to support all anticipated expenditure commitments.

Commenting on the strategic rationale, Oil Search Managing Director Peter Botten said:

"These transactions have strong strategic logic and are consistent with Oil Search's objective to create and deliver value for shareholders. They further our strategy of pursuing and developing LNG opportunities in PNG and cement our position as the premier exploration and production company in PNG.

The InterOil Transaction and the Total MoU together are value accretive and enhance our long-term growth outlook. As Oil Search has an equity interest in both PNG LNG and Papua LNG, we are well placed to work with the PNG Government and the operators of PNG LNG and Papua LNG, ExxonMobil and Total, respectively, to promote the most capital efficient development of PNG's world class gas resources. We note that regardless of whether integration of Papua LNG and PNG LNG is achieved, the standalone development of Papua LNG remains extremely robust."

InterOil Chief Executive Dr. Michael Hession said:

"This transaction provides InterOil shareholders with a significant value premium, it allows them to access the potential uncapped resource upside of Elk-Antelope, and it gives them exposure to a combined company with enhanced scale and balance sheet strength that is set to become a true champion of Papua New Guinea."

Overview of key terms

Under the InterOil Transaction, InterOil shareholders will receive:

  8.05 ordinary shares of Oil Search for each InterOil share (the Share Consideration); or
  InterOil shareholders may elect to receive a cash alternative, up to a total of US$770 million (subject to a pro rata scaleback) (the Cash Alternative); and
  All InterOil shareholders will also receive a CVR which will deliver an additional cash payment of approximately US$6.05 per share for each tcfe gross resource certification of the Elk-Antelope fields above 6.2 tcfe.

(Collectively, the Transaction Consideration)

The implied value of the Share Consideration is US$40.25 per InterOil share based on Oil Search's 10-day volume weighted average price to 19 May 2016.[5]

The CVR entitles InterOil shareholders to receive an uncapped cash payment on the terms set forth above following certification of the 2C resources in the Elk-Antelope fields (currently expected to be completed before the middle of 2017). Subject to ASX confirmation, it is intended that the CVR will be listed as a debt instrument on ASX.

  The cash amount payable on each CVR will be equal to US$0.77 per mcfe on an interest of 40.127529%[6] of any certified 2C resource in the Elk-Antelope fields in excess of 6.2 tcfe

The CVR means that InterOil shareholders will benefit directly from the contingent resource certification payments that would have otherwise been received by InterOil from Total.

Together the Share Consideration and CVR represent a material premium to InterOil's recent trading prices based on a range of Elk-Antelope resource estimates (see below):

US$6.05 per InterOil Share for each Incremental tcfe above 6.2 tcfe

tcfe	6.2	6.5	7.0	7.5	8.0
(Base Volume)
Share Consideration value[7]	$ 40.25	$ 40.25	$ 40.25	$ 40.25	$ 40.25
CVR – Potential Value[8]	$ 0.00	$ 1.81	$ 4.84	$ 7.86	$ 10.88
Aggregate Consideration p.s.	$ 40.25	$ 42.06	$ 45.09	$ 48.11	$ 51.13
Premium to last close[9]	27.2%	32.9%	42.5%	52.0%	61.6%
Premium to 1-month VWAP[10]	26.3%	31.9%	41.4%	50.9%	60.4%
Premium to 3-month VWAP[11]	32.5%	38.5%	48.4%	58.4%	68.4%

A certification subcommittee will be established to oversee the resource certification for the purpose of the CVR. The subcommittee will comprise two Oil Search directors, two InterOil directors (one of whom will join the Oil Search board (see below)) and an independent chairperson. Under the MoU, both Oil Search and Total have committed to ensuring an accurate resource certification. Oil Search and Total are committed to ensuring the interim resource certification process is transparent and focused on accurately assessing the potential resource in the Elk-Antelope gas fields for the purposes of the CVR calculation and for guiding development plans for the Papua LNG Project. The CVR will be paid on the completion of the certification program, which will include the now formally approved Antelope-7 appraisal well.

InterOil shareholders will gain an interest of 14% – 21% in the combined company, depending on the level of participation by InterOil shareholders in the Cash Alternative. Following completion of the Total MoU, Oil Search plans to conduct an on-market share buyback up to a maximum value of US$770 million to reduce dilution for Oil Search shareholders, the final size of which will depend on the level of participation in the Cash Alternative by InterOil shareholders.

On implementation of the InterOil Transaction, one director of InterOil will be invited to join the Oil Search board.

The InterOil Transaction has been unanimously approved by the boards of Oil Search and InterOil, and InterOil directors unanimously recommend that InterOil shareholders approve the InterOil Transaction.

Conditions and timetable
The transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporation Act (Yukon) and will require the approval of at least 66 2/3% of the votes cast by InterOil shareholders at a special meeting expected to take place in July 2016. In connection with the transaction, the InterOil board has received a fairness opinion from Morgan Stanley.

In addition to InterOil shareholder and court approvals, the transaction is also subject to other customary conditions relating to regulatory approvals and no regulatory actions which prevent completion of the transaction. Subject to obtaining the aforementioned approvals, the transaction is expected to close in the third quarter of 2016.

Further information regarding the transaction will be included in an information circular, which is expected to be filed and mailed to InterOil shareholders in June 2016. Copies of the key transaction documents for the InterOil Transaction (being the arrangement agreement and the information circular) will be available online at www.interoil.com and www.sedar.com.

Conference call
The companies will hold conference calls for their respective shareholders to discuss the InterOil Transaction as follows.

InterOil will host a conference call on May 19, 2016, at 7:00 p.m. Eastern Time / May 20, at 7:00 a.m. Singapore Time to discuss the transaction. Details of the call are as follows:

InterOil Teleconference Details

US Dial-in International Dial-in	(800) 230-1092 +1 (612) 288-0329

A replay of the call will be available through May 26, 2016. To access the phone replay, please dial (800) 475-6701 (for US participants) and +1 (320) 365-3844 (for international participants) and enter the access code 394127. A simultaneous webcast of the call and slides summarising the terms of the merger may be accessed at www.interoil.com.

Oil Search will hold a conference call at 10:00 am Australian Eastern Standard Time on May 20, 2016, to discuss the InterOil Transaction and the Total MoU, the details of which are as follows:

Oil Search Teleconference Details:
Conference ID	1454 5292
Participant Dial-in	Toll Free: 1800 123 296 +61 2 8038 5221 (can be used if dialing from International location)
International Dial-in
Canada	1855 5616 766
China	4001 203 085
Hong Kong	800 908 865
India	1800 3010 6141
Japan	0120 477 087
New Zealand	0800 452 782
Singapore	800 616 2288
United Kingdom	0808 234 0757
United States	1855 293 1544

Advisers
Oil Search has appointed Goldman Sachs and Macquarie Capital to act as its financial advisers and Allens, McCarthy Tétrault and Linklaters LLP to act as its legal advisers in relation to the Agreements.

InterOil has appointed Morgan Stanley & Co. LLC as its lead financial adviser and to provide a fairness opinion to the board, and has also appointed Credit Suisse (Australia) Limited and UBS to act as its financial advisers, and Wachtell, Lipton, Rosen & Katz and Goodmans to act as its legal advisers in relation to the InterOil Transaction.

About InterOil
InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000km2. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

About Oil Search
Oil Search is an oil and gas exploration and development company, which was established in Papua New Guinea (PNG) in 1929. Oil Search's main asset is its 29% interest in the 6.9 MTPA PNG LNG Project, a world-scale liquefied natural gas (LNG) development operated by ExxonMobil PNG Limited. In addition to the PNG LNG Project, Oil Search has a 22.8% interest in the Papua LNG Project and interests in, and operates all of, PNG's currently producing oil fields. Approximately 20% of PNG LNG Project gas is sourced from the Oil Search-operated oil fields.

InterOil Investor Contacts

Singapore	Singapore	United States
Michael Lynn Senior Vice President Investor Relations	David Wu Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

InterOil Media Contacts

Singapore	Singapore	United States
Robert Millhouse	Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
M: +65 8112 5694 E: rob.millhouse@me.com	T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Oil Search Investor Contacts

Ann Diamant
General Manager, Investor Relations and Communications
T: +61 2 8207 8440 M: +61 407 483 128

Oil Search Media Contacts

Oil Search	P&L Corporate Communications	Hill+Knowlton Strategies
Ruth Waram	Ian Pemberton	Jackie Zupsic (US) / Rick Harari (Canada)
Manager – PNG Communications	Principal
M: +675 7190 6078	T: +61 2 9231 5411 M: +61 402 256 576	T: +1 (212) 885 0590 (US) M: +1 (805) 698 5060 (US)
T: +1 (416) 413 4766 (Can) M: +1 (416) 209 5755 (Can)

Legal Notice
None of the securities anticipated to be issued pursuant to the Plan of Arrangement have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the Arrangement will occur. The proposed Arrangement is subject to certain approvals and the fulfilment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.

Further details regarding the terms of the transaction are set out in the Arrangement Agreement and will be provided in a management information circular which will be available under the profile of InterOil Corporation at www.sedar.com.

Forward Looking Statements
This release includes "forward-looking statements". All statements, other than statements of historical facts, included in this release that are forward-looking statements. These statements are based on the current belief of InterOil and Oil Search, as well as assumptions made by, and information currently available to InterOil and Oil Search. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the combined company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the InterOil and Oil Search, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular information and statements relating to InterOil's agreement with Oil Search and the ability to realize the anticipated benefits, Oil Search's agreement with Total and the ability to realize the anticipated benefits, the ability to complete either of the two transactions, either on the anticipated timeline or at all, the ability to obtain required regulatory and court approvals for the two transactions, the combined company's expected growth profile, the anticipated market capitalization of the combined company, the need to integrate the two companies and related costs, business disruptions relating from the transactions, the outcome of any legal proceeding relating to the transactions, the combined company becoming a leading exploration and production champion for Papua New Guinea, the profitability of the combined company, information or statements relating to resources, hydrocarbon volumes, well test results, the estimated timing of the LNG project, the timing and quantum of the certification payment, the costs and break-even prices and potential revenues of the LNG project, the estimated drilling times of the exploration or appraisal wells and estimated 2016 budgets and expenditures, the absence of an established market for natural gas or gas condensate in Papua New Guinea and the ability to extract and sell commercially any natural gas or gas condensate, oil and gas prices, changes in market demand for oil and gas, currency fluctuations, drilling results, field performance, the timing of well work-overs and field development, reserves depletion, fiscal and other governmental issues and approvals, and the other risk factors discussed in InterOil's and Oil Search's publicly available filings, including but not limited to those in InterOil's annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and in Oil Search's annual report for the year ended December 31, 2015, as well as the risk that Oil Search and Total do not enter into definitive agreements relating to the MOU.

InterOil and Oil Search disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws.

[1]	Subject to receiving confirmation from ASX, the CVR will be structured as a listed debt instrument on ASX.
[2]	Based on Oil Search's 10-day VWAP, converted daily to USD using the RBA's reference AUDUSD rate, up to and including 19 May 2016, of US$5.00 per share.
[3]	Based on InterOil's 51.1MM diluted shares outstanding and US$146m in net debt as at 31 March 2016.
[4]	Pro-forma net debt based on InterOil and Oil Search net debt at 31 March 2016 and assumes Cash Alternative fully taken up by InterOil shareholders; excludes transaction costs and pre any CVR payment.
[5]	Based on Oil Search's 10-day VWAP, converted daily to USD using the RBA's reference AUDUSD rate, up to and including 19 May 2016, of US$5.00 per share.
[6]

CVR payable based on US$0.77 per mcfe on 40.127529% of 2C resource above 6.2 tcfe (gross) to reflect the relevant interest of Total's interim resource payment to InterOil (26 March 2014 Sale and Purchase Agreement between InterOil and Total).

[7]	Based on Oil Search's 10-day VWAP, converted daily to USD using the RBA's reference AUDUSD rate, up to and including 19 May 2016, of US$5.00 per share.
[8]	Represents potential future payment at given certified resource level; not discounted to present value.
[9]	Based on InterOil's closing price of US$31.65 per share as at 19 May 2016.
[10]	Based on InterOil's 1-month VWAP up to and including 19 May 2016 of US$31.88 per share.
[11]	Based on InterOil's 3-month VWAP up to and including 19 May 2016 of US$30.37 per share.